Filed by NioCorp Developments Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp. II

Commission File No.: 001-40226

The following is a transcript of a segment on “The Claman Countdown” on the Fox Business channel, which aired on October 3, 2022. The segment featured an interview by host Liz Claman of Mark A. Smith, CEO and Executive Chairman of NioCorp Developments Ltd. (“NioCorp”), discussing the proposed business combination (the “Transaction”) between NioCorp and GX Acquisition Corp. II (“GXII”).

Ms. Claman:

Rare earth minerals used to make the batteries are mainly sourced from China. We've talked a lot about this on the show. Well, now a U.S.-based mineral miner NioCorp is angling to remove China from the equation by purchasing an entire SPAC – GX Acquisition Corp II – then take over GX's Nasdaq listing. With this new listing, NioCorp plans to fund its billion dollar Elk Creek project in Nebraska to mine the second largest source in the U.S. of critical minerals for electric vehicle manufacturing.

Joining me now on a Fox Business Exclusive, NioCorp Executive Chair, President and CEO … You've got all the titles, Mark… Mark Smith.

Mr. Smith:

Thank you, Liz.

Ms. Claman:

Well, tell us about this and, and when I say this, we've got two issues here. We've got Elk Corp., where you're going to break ground in Nebraska. You've gotta tell us what minerals are in there and secondly, the merger slash not a merger, absorption of a SPAC, because SPACs are touchy at the moment. Let's start with Elk Corp.

Mr. Smith:

Let's start with the Elk Creek Mine. We have four product lines that we plan to produce. Niobium is our primary product. We also have scandium. We have titanium. And we have rare earths.

Ms. Claman:

What are those used for?

Mr. Smith:

Niobium is primarily used as an additive in steel manufacturing. It makes the steel stronger and lighter. So it goes to the light-weighting revolution, which is part of our EVs and even light-weighting the internal combustion engine vehicle, so light-weighting is what it's all about.

Much like niobium does for steel, scandium when alloyed with aluminum makes that metal stronger, but it also makes it much lighter. So if we take that into the aerospace and the commercial airline manufacturing, they can go farther with a tank of fuel than with an aluminum body. So this is a huge light-weighting revolution there.

Titanium is very well known metal, we don't need to probably talk about that one much.

But then rare earths are very, very important, you know, nearly 100% of the rare earths in the world today are coming out of China. Well, that's fine, except China's making a whole bunch of EVs. Now we want to make EVs. And there isn't going to be enough rare earths coming out of China to feed all of those EVs that we want. And there does seem to be a very strong momentum for this green world that everybody wants.

Ms. Claman:

Okay. How'd you find this great source underneath soybean fields in Nebraska?

Mr. Smith:

Soybean and corn fields, and some of the finest people you will ever meet in the world.

Ms. Claman:

And they're okay with you digging down there?

Mr. Smith:

They love this project. Every time we go down there, they greet us with open arms. They’re warm, they're welcoming. I can’t think of a better place to have a mine, to be quite honest, they're just fabulous people. We found it because there is an anomaly in the area that was noticed… they flew over with some magnetic resonance detectors and they found this anomaly. It's a carbonatite. Drilling was done in the carbonatite … you have no idea what's going to be in the carbonite, but you start drilling, you do the chemical analysis, and we found that we have the highest grade niobium resource in the United States.

Ms. Claman:

I should have paid attention in geology. Seriously, this is fascinating to me. And you're not a newbie here. You worked at Chevron Mining, you ran Molycorp, which is now MP Materials, so let’s talk about you how get enough money to build out Elk Creek, and you're doing this through kind of an interesting financial engineering effort here, are you not?

Mr. Smith:

That’s correct. It’s something that we are actually really proud of. It's interesting because in today's SPAC world, it’s almost a four-letter word, right? There’s been so many that have not gone well. But we’ve got a very different situation here. First of all, we are acquiring this SPAC. Normally the SPAC is looking to acquire a company. And what's happened in a lot of the SPACs is that they go out and they overvalue a privately held company. So they're starting with these huge, huge price levels for a stock, and they really have no place to go but down. In our situation, we have two publicly traded companies. The value of our company is, you know, during the trading day, you know what the value of our company is known every single second. So we have very well-known values, and we're putting together a deal that's a very fair evaluation of the two entities. So it is very simple. Plus we're both SEC compliant companies. We’re under the jurisdiction of the SEC, so very different than most SPAC combinations.

Ms. Claman:

But this is a shortcut way to list on the Nasdaq, correct? This way you flip and you are able to take on the, uh, SPAC’s identity as certainly that position, that space. So my question now becomes for investors who are looking toward what you plan to extract, forget investors, how about customers? Who's approaching you right now? Who wants these minerals? Is the word out?

Mr. Smith:

The word is out. Um, you've seen the reports about the automobile companies, the steel companies, they are going out and searching for these minerals. They can't find enough of these minerals, so we're in discussions with some of the top automotive companies, the top steel companies in the world, because they want to put their procurement programs together, so they're 10, 15, 20 years out. We're happy to talk to them.

Ms. Claman:

I would imagine you are. You wouldn't sign an exclusivity deal, would you?

Mr. Smith:

Well, it depends on who it is and what they actually want.

Ms. Claman:

Well, as Buffet would say, let's see the terms.

Mr. Smith:

Exactly.

Ms. Claman:

Mark, please come back when you strike it rich. We wanna see this when you go public early next year.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination (the “Transaction”) between NioCorp Developments Ltd. (“NioCorp”) and GX Acquisition Corp. II (“GXII”), NioCorp intends to file a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy circular of NioCorp and a proxy statement of GXII, referred to as a “joint proxy statement/prospectus.” The definitive joint proxy statement/prospectus will be filed with the SEC as part of the registration statement and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, and will be sent to all NioCorp shareholders and GXII stockholders as of the applicable record date to be established. Each of NioCorp and GXII may also file other relevant documents regarding the proposed Transaction with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NIOCORP AND GXII ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND, IN THE CASE OF NIOCORP, WITH THE APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by NioCorp or GXII through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the applicable Canadian securities regulatory authorities by NioCorp through the website maintained by the Canadian Securities Administrators at www.sedar.com. The documents filed by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities also may be obtained by contacting NioCorp at 7000

South Yosemite, Suite 115, Centennial CO 80112, or by calling (720) 639-4650; or GXII at 1325 Avenue of the Americas, 28th Floor, New York, NY 10019, or by calling (212) 616-3700.

Participants in the Solicitation

NioCorp, GXII and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from NioCorp’s shareholders and GXII’s stockholders in connection with the proposed Transaction. Information regarding the executive officers and directors of NioCorp is included in its management information and proxy circular for its 2021 annual general meeting of shareholders filed with the SEC and the applicable Canadian securities regulatory authorities on October 22, 2021. Information regarding the executive officers and directors of GXII is included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022. Additional information regarding the persons who may be deemed to be participants in the solicitation, including information regarding their interests in the proposed Transaction, will be contained in the registration statement and the joint proxy statement/prospectus (if and when available). NioCorp’s shareholders and GXII’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to NioCorp or GXII.

No Offer or Solicitation

This communication and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to close the proposed Transaction, including NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to the combined company upon consummation of the proposed Transaction and the use of the net proceeds following the redemptions by GXII public shareholders; NioCorp’s expectation that its common shares will be accepted for listing on the Nasdaq Stock Market following the closing of the proposed Transaction; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville Advisors Global, LP (“Yorkville”); the financial and business performance of NioCorp; NioCorp’s anticipated results and developments in the operations of NioCorp in future periods; NioCorp’s planned exploration activities; the adequacy of NioCorp’s financial resources; NioCorp’s ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp’s expectation and ability to produce Niobium, Scandium, and Titanium at the Elk Creek Project; the outcome of current recovery process improvement testing, and NioCorp’s expectation that such process improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project’s ability to produce multiple critical metals; the Elk Creek Project’s projected ore production and mining operations over its expected mine life; the completion of the demonstration plant and technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp's planned product suite; the exercise of options to purchase additional land parcels; the execution of contracts with engineering, procurement and construction companies; NioCorp’s ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project’s economic model; the impact of health epidemics, including the COVID-19 pandemic, on NioCorp’s business and the actions NioCorp may take in response thereto; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project. In addition, any statements that refer to projections (including Averaged EBITDA, Averaged EBITDA Margin, and After-Tax Cumulative Net Free Cash Flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of NioCorp and GXII, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to: the future price of metals; the stability of the financial and capital markets; NioCorp and GXII being able to receive all required regulatory, third-party, and shareholder approvals for the proposed Transaction; the amount of redemptions by GXII public shareholders; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; and other current estimates and assumptions regarding the proposed Transaction and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities and the following: the amount of any redemptions by existing holders of GXII Class A Shares being greater than expected, which may reduce the cash in trust available to NioCorp upon the consummation of the business combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against NioCorp or GXII following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed transactions due to, among other things, the failure to obtain NioCorp shareholder approval or GXII shareholder approval or the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; the risk that the announcement and consummation of the proposed transactions disrupts NioCorp’s current plans; the ability to recognize the anticipated benefits of the proposed transactions; unexpected costs related to the proposed transactions; the risks that the consummation of the proposed transactions is substantially delayed or does not occur, including prior to the date on which GXII is required to liquidate under the terms of its charter documents; NioCorp’s ability to operate as a going concern; NioCorp’s requirement of significant additional capital; NioCorp’s limited operating history; NioCorp’s history of losses; cost increases for NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of NioCorp and GXII prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Transaction or other matters addressed herein and attributable to NioCorp, GXII or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, NioCorp and GXII undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Mineral Reserves and Resources

Unless otherwise indicated, information concerning NioCorp’s mining property included in this communication has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects” (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy (“CIM”) “Definition Standards – For Mineral Resources and Mineral Reserves, May 10, 2014” (the “CIM Definition Standards”). Beginning with NioCorp’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “NioCorp Form 10-K”), NioCorp’s mining property disclosures included or incorporated by reference in its SEC filings are required to be prepared in accordance with the requirements of subpart 1300 of Regulation S-K (“S-

K 1300”). Previously, NioCorp prepared its estimates of mineral resources and mineral reserves following only NI 43-101 and the CIM Definition Standards. On June 28, 2022, NioCorp issued a CIM-compliant NI 43-101 technical report (the “2022 NI 43-101 Elk Creek Technical Report”) for the Elk Creek Project, which is available through the website maintained by the Canadian Securities Administrators at www.sedar.com. On September 6, 2022, the Company filed a technical report summary for the Elk Creek Project that conforms to S-K 1300 reporting standards (the “S-K 1300 Elk Creek Technical Report Summary”) as Exhibit 96.1 to the NioCorp Form 10-K, which is available through the website maintained by the SEC at www.sec.gov. The 2022 NI 43-101 Elk Creek Technical Report and S-K 1300 Elk Creek Technical Report Summary are based on a feasibility study (the “June 2022 Feasibility Study”) prepared by qualified persons (within the meaning of both NI 43-101 and S-K 1300, as applicable) and are substantively identical to one another except for internal references to the regulations under which the report is made, and certain organizational differences. The requirements and standards under Canadian securities laws, however, differ from those under S-K 1300. The terms “mineral resource,” “indicated mineral resource” and “mineral reserve” included herein are used as defined in accordance with NI 43-101 under the CIM Definition Standards. While the terms are substantially similar to the same terms defined under S-K 1300, there are differences in the definitions. Accordingly, there is no assurance any mineral resource or mineral reserve estimates that the Company may report under NI 43-101 will be the same as the mineral resource or mineral reserve estimates that the Company may report under S-K 1300.

NioCorp discloses estimates of both its mineral resources and mineral reserves. You are cautioned that mineral resources are subject to further exploration and development and are subject to additional risks and no assurance can be given that they will eventually convert to future reserves. Under both regimes, inferred resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the inferred resource exists or is economically or legally mineable. See Item 1A, Risk Factors in the NioCorp Form 10-K. Reference should be made to the full text of the 2022 NI 43-101 Elk Creek Technical Report and the S-K 1300 Elk Creek Technical Report Summary for further information regarding the assumptions, qualifications and procedures relating to the estimates of mineral reserves and mineral resources as defined under NI 43-101 and S-K 1300, respectively.

Qualified Persons

All technical and scientific information included in this communication derived from the June 2022 Feasibility Study respecting NioCorp’s mineral resources has been reviewed and approved by Matthew Batty, P.Geo., Owner, Understood Mineral Resources Ltd., and all such information respecting NioCorp’s mineral reserves has been reviewed and approved by Richard Jundis, P. Eng., Director of Mining, Optimize Group. Each of Mr. Batty and Mr. Jundis and their respective firms are independent consultants who provide consulting services to NioCorp. All other technical and scientific information included in this communication has been reviewed and approved by Scott Honan, M.Sc., SME-RM, NioCorp’s Chief Operating Officer. Each of Messrs. Batty, Jundis, and Honan is a “Qualified Person” as such term is defined in NI 43-101.